UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.S. 12-19-02

January 17, 2003

Act 1934
Section 14A-8
Rule
Public Availability 1-17-2003

03005288

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel
Legal Division
Wachovia Corporation
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288-0630

Re: Wachovia Corporation
Incoming letter dated December 19, 2002

Dear Mr. Augliera:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Wachovia by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 05 2003
THOMSON
FINANCIAL

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

Wachovia Corporation
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288-0630



Anthony R. Augliera
Senior Vice President
Legal Division
Tel 704-383-4901
Fax 704-715-4496
anthony.augliera@wachovia.com

**WACHOVIA**

1934 Act/Rule 14a-8

December 19, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for Wachovia's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

**The Proposal**

On or about November 8, 2002, Wachovia received a letter, dated November 8, 2002 (the "Letter"), from Douglas J. McCarron, on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund") containing a shareholder proposal (the "Fund Proposal") for inclusion in Wachovia's 2003 Proxy Materials. The Letter and the Fund Proposal are attached as Exhibit A.

The Fund Proposal requests that "the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of [the] resolution, a stock option is performance-based if the option exercise price is *indexed or linked to an industry peer group stock performance index* so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level." (emphasis added).

**Summary of Wachovia's Position**

As set forth more fully below, Wachovia believes that it may properly omit the Fund Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Fund Proposal directly conflicts with one of Wachovia's own proposals to be included in its 2003 Proxy Materials and submitted to its shareholders at Wachovia's 2003 Annual Meeting of Shareholders.

Rule 14a-8(i)(9)-The Proposal Directly Conflicts with a Proposal to be Submitted by Wachovia at Wachovia's 2003 Annual Meeting of Shareholders

Rule 14a-8(i)(9) permits the exclusion of a shareholder proposal if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Staff has indicated that a shareholder proposal is directly in conflict with a proposal submitted by the company when both proposals, together, "present alternative and conflicting decisions for shareholders and that submitting both to a vote could provide inconsistent and ambiguous results." See AT&T Corp. (publicly available January 14, 1997). Moreover, the Staff has stated that conflicting proposals do not need to be identical in scope or focus for the Rule 14a-8(i)(9) exclusion to be available. See Exchange Release No. 34-40018 (May 21, 1998).

Wachovia believes that the Fund Proposal is properly excludable from its 2003 Proxy Materials because it would directly conflict with a proposal that Wachovia intends to include in its 2003 Proxy Materials for submission to its shareholders at its 2003 Annual Meeting of Shareholders. Wachovia intends to submit a proposal to its shareholders at its 2003 Annual Meeting of Shareholders (the "Wachovia Proposal") to approve a new Stock Incentive Plan (the "New Plan"). The New Plan, which will be described in more detail in the 2003 Proxy Materials, will replace Wachovia's 1998 Stock Incentive Plan, which was approved by Wachovia shareholders in 1998, and all other stock incentive plans currently in use by Wachovia. The New Plan would provide for various types of equity awards, including stock option grants and restricted stock awards. Participants in the New Plan would be selected by Wachovia's Management Resources & Compensation Committee of its Board of Directors (the "Committee"), and are expected to include Wachovia's senior executives and other key employees. The Committee will be responsible for administering the New Plan, and the New Plan will provide the Committee with flexibility in setting the terms, conditions and restrictions of equity awards, including the exercise price of stock options and any performance-based criteria that must be satisfied prior to granting, vesting or exercise of any equity awards. The New Plan, however, will not require the granting of performance-based stock options with an exercise price indexed or linked to an industry peer group stock performance index, as required by the Fund Proposal. Rather, the New Plan will permit Wachovia to grant stock options to its senior executives and other employees that are not indexed or linked to an industry peer group stock performance index.

The Staff has consistently permitted the exclusion of a proposal prohibiting or restricting equity awards, including stock option grants, pursuant to Rule 14a-8(i)(9), and its predecessor, Rule 14a-8(c)(9), when the proposal directly conflicts with an equity plan proposal submitted to shareholders by the company at the same meeting. See First Niagara Financial Group, Inc. (publicly available March 7, 2002) (proposal requesting company to consider replacing a stock option plan with cash bonuses to be submitted at the same meeting where the company intended to submit to its shareholders a new stock option plan properly excludable under Rule 14a-8(i)(9)); and Eastman Kodak Company (publicly available February 1, 1999) (proposal requesting the discontinuance of all bonuses immediately, and options, rights and SARs after termination of any existing programs for top management excludable under Rule 14a-8(i)(9) because the company intended to submit a proposal to approve a long-term compensation plan at the same meeting). As in the above situations, the Fund Proposal would restrict the manner in which Wachovia granted options to senior executives. The Wachovia Proposal would not contain such restrictions and, therefore, would directly conflict with the Fund Proposal.

Wachovia believes that since the Wachovia Proposal and the Fund Proposal present alternative and conflicting decisions for shareholders, the results of the shareholder vote could provide "inconsistent and ambiguous results" if both proposals were submitted to Wachovia shareholders and approved. For example, the Fund Proposal requests Wachovia to adopt a compensation policy requiring that all future stock option grants to senior executives be performance-based such that the option exercise price would be linked to an index as described in the Fund Proposal. As noted above, in connection with the Wachovia Proposal, the New Plan will instead provide the Committee with broad discretion in determining option exercise prices (subject to a prohibition on granting options with an exercise price below the fair market value of Wachovia common stock on the grant date) for options granted to senior executives and other key employees. Accordingly, under the New Plan, Wachovia could grant options to senior executives with an exercise price equal to the fair market value of Wachovia common stock on the date of grant or with an exercise price based on some other feature or condition. Thus, the provisions of the Fund Proposal would directly conflict with the discretion provided to the Committee under the New Plan in the Wachovia Proposal, and if both proposals were approved, neither the Committee nor the shareholders would be in position to clearly understand how both proposals would be implemented. The approval of both the Wachovia Proposal and the Fund Proposal would clearly result in inconsistent and ambiguous mandates from Wachovia shareholders regarding the terms of Wachovia's stock options for its senior executives. In similar situations, the Staff has consistently concluded that the proponent's proposal and the company's proposal conflicted, and the Staff permitted the exclusion of the proponent's proposal. See Osteotech, Inc. (publicly available April 24, 2000) (proponent's revised proposal that would have restricted the eligibility of certain executive officers and directors to receive equity awards found to directly conflict with the company's stock option plan providing broad discretion to a board committee to determine recipients of equity awards); Rubbermaid Incorporated (publicly available January 16, 1997) (proponent's proposal that would have required the company to modify its stock option plans so that unexercised and future options are granted at the market price indexed for inflation found to directly conflict with the terms of the company's new stock option plan that did not provide for such feature); and SBC Communications, Inc. (publicly available February 2, 1996) (proponent's proposal mandating the development of a numerical formula to compensate key and senior level executives and eliminating discretionary judgments in making awards found to directly conflict with company's stock incentive plan, which provided committee with broad discretion).

Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Wachovia believes that it may properly omit the Proposal under Rule 14a-8(i)(9).

**Conclusion**

For the reasons set forth above, Wachovia respectfully submits that it may properly omit the Proposal from its 2003 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including all exhibits, are enclosed, and a copy of this letter is being sent to the Proponent. Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (704) 383-4901.

Very truly yours,

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel

cc: Edward J. Durkin

Enclosures

EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*
General President

**[SENT VIA FACSIMILE 704-374-3425]**

November 8, 2002

Mark C. Treanor
Corporate Secretary
Wachovia Corporation
301 South College Street
Charlotte, NC 28288-0013

Re: Shareholder Proposal

Dear Mr. Tranor:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wachovia Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to performance-based stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,150 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote executive compensation policies that reward superior performance as measured versus the Company's peer group.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

## Indexed Options Proposal

Resolved, that the shareholders of Wachovia Corporation (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

**Statement of Support:** As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Wachovia Corporation
Incoming letter dated December 19, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur with your view that Wachovia may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Wachovia may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Gail A. Pierce
Attorney-Advisor